SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from              to _____

Commission file number:  0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1	Consent of DELAP LLP
32.1	Certification of Executive Vice President/Chief Human Resources Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (Name of Plan)

Date: June 30, 2011	By:	/s/ Peggy L. Biss
Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2010 and 2009

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year), referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Delap LLP

Lake Oswego, Oregon
June 30, 2011

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS

Investments (at fair value)
Shares of registered investment companies	$17,173,490	$16,283,165
Common and collective trust fund	2,263,907	2,563,167
Corporate common stock - Cascade Bancorp Stock Fund	794,099	495,634
Total investments	20,231,496	19,341,966

Notes receivable from participants	401,586	247,344

Total assets	20,633,082	19,589,310

LIABILITIES

Excess contributions payable	37,680	46,025

Net assets reflecting investments at fair value	20,595,402	19,543,285

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	54,720	136,040

Net assets available for benefits	$20,650,122	$19,679,325

The accompanying notes are an integral part of the financial statements.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,095,967	$1,746,179
Interest and dividends on investments	294,589	305,255

	2,390,556	2,051,434

Interest on notes receivable from participants	15,187	14,828

Contributions
Participant salary deferrals	1,192,123	1,550,920
Participant rollovers	3,543	57,459
Employer	-	175,142

	1,195,666	1,783,521

Total additions	3,601,409	3,849,783

Deductions from net assets attributed to
Benefits paid to participants	2,630,612	1,676,977

Net increase	970,797	2,172,806

Net assets available for benefits
Beginning of year	19,679,325	17,506,519

End of year	$20,650,122	$19,679,325

The accompanying notes are an integral part of the financial statements.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed 30 days of service and are at least 18 years of age.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. The Hartford Financial Services Group, Inc. (The Hartford) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund). Reliance Trust Company (Reliance) is the custodian for the Plan’s investment in the Cascade Bancorp Stock Fund. The Hartford and Reliance are collectively referred to as “the Custodian.” National Associates, Inc. N.W. (National) and Hartford Retirement Services, LLC (Hartford Retirement) provide plan administration services. National and Hartford Retirement are collectively referred to as “the Plan Administrator.”

Automatic enrollment

Employees who are eligible to participate in the Plan are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their annual compensation unless they affirmatively elect not to participate or elect a different deferral rate.

Contributions

The Plan includes a salary deferral provision which provides for both pre-tax contributions and after-tax Roth 401(k) contributions. Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  Participants may also contribute certain amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions).  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s profit sharing contribution for that respective year, if any. Participants must also meet certain eligibility requirements to receive their share of any Employer matching contributions; however, Employer matching contributions are calculated and allocated to eligible participants on a payroll-by-payroll basis. For the period January 1, 2009 through March 31, 2009, such matching contributions represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the participants’ contribution. As of April 1, 2009, the Employer suspended the matching contributions. Matching contributions – net of forfeitures applied – aggregated $175,142 for the year ended December 31, 2009. There were no matching contributions for the year ended December 31, 2010.   There were no discretionary profit sharing contributions for the years ended December 31, 2010 and 2009. The Employer’s contributions, if any, would be funded on or before the filing of the Employer’s  annual  tax  return.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.	Description of the Plan (continued)

Based upon the results of non-discrimination testing required by ERISA, it was determined that certain participants contributed amounts to the Plan which were in excess of the non-discriminatory limits for the years ended December 31, 2010 and 2009. The excess amounts totaled $37,680 and $46,025 for the years ended December 31, 2010 and 2009, respectively, and are reflected as excess contributions payable in the accompanying statements of net assets available for benefits and as a reduction of participant salary deferrals in the accompanying statements of changes in net assets available for benefits. Such amounts were refunded to the applicable participants in March 2011 and 2010, respectively.

Participants’ accounts

A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions (if any), (b) the Employer’s profit sharing contributions (if any), and (c) the Plan’s net earnings (losses).

A participant’s share of the Employer’s profit sharing contributions would be allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance.  All forfeitures may be used by the Employer to pay expenses of the Plan. Any forfeitures not used to pay Plan expenses will be used to offset any remaining Employer contributions that have not yet been paid to the Plan for that year. Participant accounts forfeited during the years ended December 31, 2010 and 2009 were $92,671 and $55,704, respectively. As of December 31, 2010 and 2009, there were $89,801 and $42,757, respectively, of unallocated forfeitures available to pay future expenses of the Plan or to reduce future Employer contributions. During the year ended December 31, 2010, previously unallocated forfeitures of $46,029 were allocated to participants’ accounts. During the year ended December 31, 2009, unallocated forfeitures of $175,461 were used to reduce Employer contributions paid to the Plan.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of	Vesting
credited service	percentage

Less than 2	0%
2	20%
3	40%
4	70%
5 or more	100%

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

1.	Description of the Plan (continued)

Participants earn one year of credited service for each calendar year in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Notes receivable from participants

Participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. Participant borrowings are evidenced by notes and are secured by up to 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates - as determined monthly by the Plan administrator - which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions.  The interest rates on participant notes receivable outstanding as of December 31, 2010 ranged from 4.25% to 9.25%.

Payment of benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws.  Upon separation of service, if a participant’s vested account balance is $1,000 for less, the Employer may direct the Plan to automatically distribute the participant’s vested account balance in a lump-sum. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Trustee and administrative expenses

At the Employer’s discretion, all expenses of the Plan incurred in 2010 and 2009 have been paid directly by the Employer. Effective January 1, 2011, each participant that has terminated service with the Employer for reasons other than normal retirement – and that has an individual account balance at December 31 – will be assessed an annual fixed fee of $15 which will be deducted from the individual participant’s account.  In addition, effective July 1, 2011, each participant that has terminated service with the Employer will be assessed a fixed fee of $40 for each benefit distribution; such fixed fee will be deducted from the individual participant’s account.

2.	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

2.	Summary of significant accounting policies (continued)

New accounting pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (ASU 2010-6).  ASU 2010-6 requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including disclosure of significant transfers into and out of Level 1 and Level 2 fair value measurements and to present purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. Additionally, ASU 2010-6 clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. ASU 2010-6 is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not – and is not expected to – have a significant impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Plans (ASU 2010-25). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were classified as investments and reported at fair value. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and requires retrospective application. The adoption of ASU 2010-25 did not have a significant impact on the Plan’s financial statements.

Use of estimates

The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. The Plan’s common and collective trust fund is invested in the Fixed Fund - Institutional (the Fixed Fund) - a trust established by SEI Trust Company - which consists of fully benefit-responsive investment contracts. Under GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Accordingly, the accompanying statements of net assets available for benefits present the fair value of the Fixed Fund, as well as the adjustment of the Fixed Fund from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. See Note 6 for a discussion of fair value measurements.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

2.	Summary of significant accounting policies (continued)

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule. For risks regarding investment in the common stock of the Employer – which is the primary investment held by the Cascade Bancorp Stock Fund – participants should refer to the Cascade Bancorp Annual Report on Form 10-K for the year ended December 31, 2010.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Participant rollover contributions are recorded when they are received by the Plan.  Employer matching contributions approved by the Employer’s Board of Directors (the Board) are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Board.

The change in fair value of the Plan’s investments from one year to the next is recorded as net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net appreciation in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid. As of December 31, 2010, there was $35,495 allocated to participants who had elected to withdraw from the Plan but had not yet been paid. As of December 31, 2009, there were no amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid.

Excess contributions payable

Excess contributions payable represent contributions that need to be returned to certain active participants in order to satisfy the relevant non-discrimination provisions of the Plan.

Reclassifications

Certain amounts in 2009 have been reclassified to conform with the 2010 presentation.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

3.	Investments

All investments are participant-directed.  As of December 31, 2010, 17 registered investment companies, the Fixed Fund, and the Cascade Bancorp Stock Fund were available as investment options.  Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds. In June 2010, the MFS Total Return Fund R3 was discontinued as an investment option and all existing investments in this fund were transferred to the various T. Rowe Price Retirement Funds based on the ages of the respective participants affected by this change. In October 2010, the Thornburg Core Growth Fund A was discontinued as an investment option and all existing investments in this fund were transferred to the Prudential Jennison Mid Cap Growth A fund.

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
Common and collective trust fund
Fixed Fund (at contract value)	$2,318,627	$2,699,207
Shares of registered investment companies
T. Rowe Price Retirement 2020 Advantage	2,112,894	1,888,133
MFS Research International Fund R3	1,906,501	1,880,136
American Funds Growth Fund of America R3	1,646,491	1,490,887
Davis New York Venture Fund A	1,524,441	1,828,558
T. Rowe Price Retirement 2040 Advantage	1,243,893	*
MFS Utilities Fund R3	1,229,436	1,376,534
T. Rowe Price Retirement 2030 Advantage	1,210,527	1,131,901
MFS Bond Fund R3	1,134,682	*
T. Rowe Price Retirement 2010 Advantage	1,078,448	*

* Investment did not exceed 5% of net assets available for benefits as of December 31, 2009.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2010	2009

Shares of registered investment companies	$1,828,122	$3,805,340
Corporate common stock	267,845	(2,059,161)

	$2,095,967	$1,746,179

4.	Related party transactions

A portion of the Plan’s investments are invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2010 and 2009, and certain of the Plan’s trustees are participants in the Plan.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.	Fair value measurements

GAAP defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.  The hierarchy of fair value valuation techniques under GAAP provides for three levels: Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under GAAP’s fair value measurement requirements are as follows:

•
Level 1 – Quoted prices in active markets for identical assets: Fair value of the asset or liability is determined using observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities;

•
Level 2 – Significant other observable inputs:  Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•
Level 3 – Significant unobservable inputs:  Fair value of the asset or liability is determined using unobservable inputs that reflect the Plan’s own assumptions regarding the applicable asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the Plan’s assets measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the valuation hierarchy:

Shares of registered investment companies

These investments are mutual funds which are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. The NAV is an unadjusted quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

6.	Fair value measurements (continued)

Common and collective trust fund

According to management of the Fixed Fund, the Fixed Fund primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, and other investment products (synthetic GICs and collective investment trusts) with similar characteristics.  Traditional GICs are backed by the general account of the issuer. The Fixed Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  All investment contracts held by the Fixed Fund as of December 31, 2010 and 2009 are fully benefit-responsive.  The fair value of the Fixed Fund is based on the quoted contract values of units owned by the Plan and is classified within Level 2 of the valuation hierarchy.

Cascade Bancorp Stock Fund

The Cascade Bancorp Stock Fund consists primarily of common stock of the Employer, and certain cash and cash equivalents. The value of the Employer common stock is based on the closing price reported on the NASDAQ stock market and is classified within Level 1 of the valuation hierarchy.

The following are the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
As of December 31, 2010:
Shares of registered investment companies
Asset allocation	$5,954,210	$-	$-	$5,954,210
Domestic equities - Growth	3,008,659	-	-	3,008,659
Domestic equities - Value	2,094,459	-	-	2,094,459
Global/International	1,906,501	-	-	1,906,501
Domestic equities - Blend	1,845,543	-	-	1,845,543
Domestic equities - Utilities	1,229,436	-	-	1,229,436
Intermediate-term bond	1,134,682	-	-	1,134,682
	17,173,490	-	-	17,173,490
Common and collective trust fund	-	2,263,907	-	2,263,907
Corporate common stock -
Cascade Bancorp Stock Fund	794,099	-	-	794,099
Total	$17,967,589	$2,263,907	$-	$20,231,496

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

6.	Fair value measurements (continued)

	Level 1	Level 2	Level 3	Total
As of December 31, 2009:
Shares of registered investment companies
Asset allocation	$5,061,667	$-	$-	$5,061,667
Domestic equities - Growth	2,864,174	-	-	2,864,174
Domestic equities - Blend	2,104,412	-	-	2,104,412
Domestic equities - Value	1,958,634	-	-	1,958,634
Global/International	1,880,136	-	-	1,880,136
Domestic equities - Utilities	1,376,534	-	-	1,376,534
Intermediate-term bond	765,889	-	-	765,889
Balanced	271,719	-	-	271,719
	16,283,165	-	-	16,283,165
Common and collective trust fund	-	2,563,167	-	2,563,167
Corporate common stock -
Cascade Bancorp Stock Fund	495,634	-	-	495,634
Total	$16,778,799	$2,563,167	$-	$19,341,966

As of December 31, 2010 and 2009, the Plan had no liabilities measured at fair value on a recurring basis, and had no assets or liabilities measured at fair value on a nonrecurring basis.

7.	Income tax status

The Employer has adopted a non-standardized Prototype Defined Contribution Plan and Trust (the Prototype Plan) developed by National. The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In addition, the IRS has determined and informed National by a letter dated March 31, 2008, that the Prototype Plan is designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letters, the plan administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2010 and 2009.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

8.	Reconciliation of financial statements to the Form 5500

There are no reconciling items between the financial statements and the Form 5500 for the year ended December 31, 2010. The following are reconciliations of total contributions and benefits paid to participants according to the financial statements to the Form 5500 for the year ended December 31, 2009:

Total contributions according to the financial statements	$1,783,521
Forfeitures	55,704

Total contributions according to the Form 5500	$1,839,225

Benefits paid to participants according to the financial statements	$1,676,977
Forfeitures	55,704

Benefits paid to participants according to the Form 5500	$1,732,681

During 2009, forfeitures of participants’ nonvested account balances were recorded as reductions of Employer contributions in the accompanying 2009 financial statements; such forfeitures were recorded as benefit payments on the Form 5500.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-1034484
PLAN:  001

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

COMMON AND COLLECTIVE TRUST FUND
	SEI Trust Company	Fixed Fund - Institutional	*	$ 2,263,907
		(2,318,627.475 units)

SHARES OF REGISTERED INVESTMENT COMPANIES
	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020 Advantage	*	2,112,894
		(129,228.972 units)

	MFS Investment Management	MFS Research International Fund R3	*	1,906,501
		(126,425.827 units)

	American Funds	American Funds Growth Fund of America R3	*	1,646,491
		(54,919.634 units)

	Davis Funds	Davis New York Venture Fund A	*	1,524,441
		(44,392.567 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Advantage	*	1,243,893
		(71,859.816 units)

	MFS Investment Management	MFS Utilities Fund R3	*	1,229,436
		(74,965.619 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Advantage	*	1,210,527
		(70,461.418 units)

	MFS Investment Management	MFS Bond Fund R3	*	1,134,682
		(84,741.017 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010 Advantage	*	1,078,448
		(70,579.044 units)

	MFS Investment Management	MFS Value Fund R3	*	880,685
		(38,711.434 units)

	American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I	*	792,362
		(39,817.211 units)

*      Cost omitted for participant-directed investments.

The accompanying notes and report of independent registered public accounting firm should be read with the supplemental schedule.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-1034484
PLAN:  001

December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

	Prudential	Prudential Jennison Mid Cap Growth A	*	$709,329
		(25,906.847 units)

	Columbia Management	Columbia Acorn Fund A	*	652,839
		(22,326.911 units)

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund A	*	421,410
		(11,738.449 units)

	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund A	*	321,102
		(12,508.848 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050 Advantage	*	225,236
		(23,196.082 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income Advantage	*	83,214
		(6,342.551 units)
				17,173,490

CORPORATE COMMON STOCK -
**	Cascade Bancorp	Cascade Bancorp Stock Fund	*	794,099
		(609,251.809 units)

PARTICIPANT NOTES RECEIVABLE -
**	Notes Receivable from Participants	Participant notes receivable with interest
		fixed at prime lending rate plus
		1.00% at time of borrowing
		(4.25% - 9.25%)	-	401,586

		Total investments at fair value		20,633,082

		Adjustment from fair value to contract value
		for fully benefit-responsive investment
		contracts		54,720

		Total investments		$20,687,802

*      Cost omitted for participant-directed investments.
**      A party-in-interest as defined by ERISA.

The accompanying notes and report of independent registered public accounting firm should be read with the supplemental schedule.